EXHIBIT 4.2

PARTNERSHIP INTERESTS PURCHASE AGREEMENT

ENTERED INTO ON THE ONE HAND BY MR. FERNANDO SENDEROS MESTRE HEREINAFTER THE “SELLER”, AND ON THE OTHER HAND

“DESC”, S.A. DE C.V., REPRESENTED HEREIN BY MR. ARTURO D’ACOSTA RUIZ, HEREINAFTER THE “BUYER”, IN ACCORDANCE WITH THE FOLLOWING DECLARATIONS AND CLAUSES:

DECLARATIONS

I.	The “Seller” declares:

a.	That he is an individual of Mexican nationality, of legal age and legally able to enter into this Agreement.

b.	That he is the legal and exclusive owner of the partnership interests issued by the corporation “Club Ecuestre Chiluca”, S. de R. L. de C.V. which are described in full detail in Appendix 1 of this Agreement, and that such interests are free of all liens and ownership restrictions.

c.	That it is his wish to sell to Buyer the partnership interests that he holds in the Company’s capital, under the terms and conditions agreed upon in this Agreement.

II.	The “Buyer” declares, through its legal representative:

a.	That it is a corporation organized under the jurisdiction of the laws of the United Mexican States.

b.	That its representative, Mr. Arturo D’Acosta Ruiz, has sufficient faculties to enter into this agreement, which have not been revoked or modified in any way.

c.	That its corporate charter permits the execution of agreements such as this agreement and that it has the corporate authority necessary to execute this Agreement.

d.	That it is interested in acquiring from the Seller the partnership interests that each one holds in the Company’s capital, which are identified in Appendix 1 of this Agreement (the “Partnership Interests”).

In accordance with the Declarations stated above, the parties agree to be bound by the terms and conditions established by mutual agreement in the following:

CLAUSES

FIRST: Purpose

The Seller hereby sells the Partnership Interests owned by Seller to the Buyer, free of all liens and ownership restrictions and the Buyer hereby acquires the Partnership Interests.

The Seller hereby delivers the Partnership Interests to the Buyer, who receives such Partnership Interests to its satisfaction.

SECOND: Price of the Partnership Interests; terms and conditions of payment

The parties agree that the price for the Partnership Interests is the price set forth in Appendix 2 of this Contract, which the Buyer agrees to pay in full to the Seller in the proportions, under the terms, and payment conditions stipulated in the aforementioned Appendix 2. Once the total amount of the Partnership Interests has been paid, the Seller agrees to provide a receipt thereof in favor of the Buyer.

THIRD: Formalizing this Contract

The requirements established by Articles 65 and 66 of the General Corporate Law (Ley General de Sociedades Mercantiles) having been met, the Seller agrees to ask the Secretary of the Company’s Board of Directors, the entry into the corresponding Partnership Registry of the acquisition of the Partnership Interests by the Buyer, for purposes of the provisions of Article 73 of the General Corporate Law (Ley General de Sociedades Mercantiles).

FOURTH: Guarantee in the case of Eviction

The Seller agrees to provide a indemnify Buyer in the event of eviction under the terms of Article 384 of the Code of Commerce (Código de Comercio) and article 2119 of the Federal Civil Code (Código Civil Federal) regarding the transfer of Partnership Interests transferred under this Agreement.

FIFTH: Taxes

The tax obligations generated by virtue of the execution of this Agreement, will be borne by the party required to comply with such obligations in accordance with the tax legislation currently in effect.

SIXTH: Address

For all applicable purposes and by virtue of the execution of this Agreement, the parties designate the following as their addresses:

The Seller

Paseo de los Tamarindos No. 400, Torre B, Piso 27

Colonia Bosques de las Lomas, Cuajimalpa, 05120 Mexico, Distrito Federal

The Buyer

Paseo de los Tamarindos No. 400, Torre B, Piso 28

Colonia Bosques de las Lomas, Cuajimalpa, 05120 Mexico, Distrito Federal

Both parties agree to notify indubitably of any change in the addresses set forth in this clause.

SEVENTH: Severability

The invalidity, illegality or lack of enforceability of any of the provisions of this Agreement, will in no way affect the validity and enforceability of the other provisions of this Agreement.

EIGHTH: Headings

The headings of this Contract and each of its clauses have been included for quick reference and for the convenience of both parties and they in no way modify or in any way affect the terms, conditions and agreements established herein.

NINTH: Modifications and Waivers

Any modification to this Agreement must be made by in writing between both parties. The waiver by any of the parties to any provision of this Agreement must also be made in writing.

TENTH: Subsequent Partial Nullity

In case one or various stipulations of this Agreement were null or unattainable, such circumstance will not affect the validity and compliance of the other provisions of this Agreement. In the event of such occurrence, the parties agree to promptly substitute the null and unattainable provisions for other legal provisions that to the extent possible yield the same intended result.

ELEVENTH: Non-compliance

Total or partial non-compliance with any of the obligations set forth in this Agreement will be sufficient reason to enable the affected party to elect between the rescission of this Agreement or mandatory compliance. In both cases the affected party will be entitled to seek from the counterparty the payment of losses and damages (daños y perjuicios) resulting from such non-compliance.

TWELTH: Jurisdiction

For the interpretation and due compliance of the provisions of this Agreement, both parties submit to the laws and jurisdiction of the competent courts of Mexico City, Federal District, and expressly waive any other forum to which they may be entitled by reason of their current or future addresses or any other circumstance.

Both parties being aware of the contents and scope of this Agreement, by virtue of having stated that they have entered into this Agreement voluntarily and in the absence of any defect that could yield the nullity hereof in whole or in part, both parties sign this agreement in 2 (two) counterparts in the presence of two witnesses in Mexico City, Federal District, on May 29, 2003.

“The Seller”

Mr. Fernando Senderos Mestre

“The Buyer”

Desc, S.A. de C.C.
Mr. Arturo D’Acosta Ruiz

Witnesses

Mr. Luis Mayer Romero	Mr. Raul Calleja Ortega

Appendix 1

Partnership Interests Purchase Agreement dated May 29, 2003 between Sr. Fernando Senderos Mestre and “DESC”, S.A. de C.V.

Partnership Interests, subject of this Agreement

The Seller	Fixed Capital	Equity Capital	Votes
Fernando Senderos Mestre	50	1,041,487	1,041,537

Appendix 2

Partnership Interests Purchase Agreement dated May 29, 2003 between Mr. Fernando Senderos Mestre and “DESC”, S.A. de C.V.

Price of Partnership Interests and Form of Payment

I.	Price

The parties of this Agreement agree that the price of the Partnership Interests is the following:

$5,168,700.00 (Five million, one hundred sixty-eight thousand, seven hundred) dollars, legal currency of the United States of America.

II.	Terms and Conditions of Payment

The Buyer agrees to pay to the Seller the price stipulated in this Appendix 2 in installments. The dates on which the several and successive installments of said price will be agreed upon in each case by the Buyer and Seller, and such agreement will be based on the cash flow condition of the Buyer, with the understanding that the parties agree as of this date that the total price will be paid by the Buyer within a term that will not exceed 5 (five) calendar years from the date of execution of this Agreement.